UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Summit Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86627T108

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

BAKER HOSTETLER LLP

45 Rockefeller Plaza

New York, New York 10111

(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		166,517,847*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

166,517,847*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

166,517,847*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.15%*
14	TYPE OF REPORTING PERSON

IN

* The 166,517,847 shares of Common Stock beneficially owned consist of (i) 67,683,589 shares of Common Stock previously owned by the Reporting Person, (ii) 94,849,203 shares of Common Stock, representing the number of shares of Common Stock the Reporting Person purchased in the Issuer’s rights offering and (iii) includes the exercise of warrants to buy 3,985,055 shares of Common Stock, which are exercisable until December 24, 2029.

CUSIP No. 86627T108

The following constitutes the Schedule 13D/A filed by the undersigned (as amended hereby, the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The purchase cost of the 94,849,203 Shares acquired by the Reporting Person in the Offering is $92,003,727. The aggregate purchase cost of the 162,532,792 Shares owned directly by Mr. Duggan is approximately $261,893,816, including brokerage commissions. Mr. Duggan also holds 3,985,055 warrants to purchase shares of Common Stock, which are exercisable until December 24, 2029. The Reporting Person paid such consideration using personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Issuer commenced a rights offering (the “Offering”) on July 18, 2022 to raise proceeds of approximately $100 million. The Reporting Person purchased 94,849,203 shares of Common Stock of the Issuer at a price of $0.97 per share following the exercise of his basic and oversubscription rights available in the rights offering, on the same terms as those available to all holders of the Issuer’s Common Stock who received subscription rights in the rights offering.

Item 5.	Interests in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Common Stock reported owned by the Reporting Person is based on 201,215,139 shares of Common Stock outstanding as of August 16, 2022, which is the total number of shares of Common Stock disclosed by the Issuer in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 16, 2022.

A.	Mr. Duggan

(a)	As of the close of business on August 16, 2022, through the holding of (i) 162,532,792 shares of Common Stock and (ii) warrants to purchase 3,985,055 shares of Common Stock, the Reporting Person beneficially owns 166,517,847 shares of Common Stock (the “Shares”). Shares held by the Reporting Person include shares held in his retirement accounts.

Percentage: Approximately 81.15%.

(b)	1. Sole power to vote or direct: 166,517,847
2. Shared power to vote or direct: 0
3. Sole power to dispose of or direct the disposition of: 166,517,847
4. Shared power to dispose of or direct the disposition of: 0

(c)	Other than the 94,849,203 shares of Common Stock acquired pursuant to the exercise of his basic and over-subscription privileges in connection with the Offering, Mr. Duggan has not entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

CUSIP No. 86627T108

Pursuant to its terms, upon consummation of the Issuer’s rights offering, all principal and interest accrued on the Promissory Note issued by the Issuer to the Reporting Person on March 10, 2022 was repaid with proceeds from the Issuer’s rights offering. The description of the Offering as set forth in Item 4 is incorporated herein by reference.

CUSIP No. 86627T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2022

/s/ Robert W. Duggan
Robert W. Duggan

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